SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K consists of a press release dated May 29, 2003 reporting the financial results for the fourth quarter and fiscal year 2003, ended April 30, 2003.

ASAT Holdings Limited Reports Fourth Quarter

and Full Year Fiscal 2003 Results

Fiscal Year 2003 Revenue Up 47 Percent Year-Over-Year

HONG KONG and FREMONT, Calif. – May 29, 2003 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the fourth quarter and fiscal year 2003, ended April 30, 2003.

The Company reported fiscal 2003 fourth quarter net revenue of $34.5 million, an increase of 24 percent compared with $27.8 million in the same period a year ago, and down 13 percent from $39.7 million in the third quarter of fiscal 2003.

Fourth quarter GAAP net loss was $27.1 million, or a loss of $0.20 per American Depository Share (ADS). This compares with a GAAP net loss of $15.9 million, or a loss of $0.12 per ADS in the same period a year ago, and a GAAP net loss of $5.7 million, or a loss of $0.04 per ADS in the third quarter of fiscal 2003.

On a pro forma basis, which excludes an asset impairment charge of $22.6 million and one-time severance benefits of $585,000 related to the reduction of approximately 100 employees in the fourth quarter, the pro forma net loss for the fourth quarter was $3.9 million, or a loss of $0.03 per ADS. During the quarter, the Company determined that certain of its assets were impaired due to the continued slow economy and certain other factors and accordingly recorded an impairment charge of $22.6 million.

EBITDA* in the fourth quarter was $3.6 million, or 10.4 percent of net revenue. This compares with an EBITDA* of $3.6 million, or 9.0 percent of net revenue in the third quarter of fiscal 2003. EBITDA* is defined as loss from operations plus depreciation, specific charges and inventory write-down, which is considered specific and non-recurring in nature. Specific charges included reorganization charges for severance payment incurred in the cost reduction program, non-recoverable and unutilized architectural costs in China, investment written off in relations to ASAT S.A. and impairment of property, plant and equipment.

“We are pleased to have achieved positive EBITDA* for four consecutive quarters. Our EBITDA* improvement is a result of our strong materials management and significant cost reduction measures, coupled with significant year-over-year revenue growth,” said Robert J. Gange, chief financial officer of ASAT Holdings Limited. “Even though our fourth quarter revenue declined slightly more than we expected due to a slowdown in the wireless market, we were still able to grow our EBITDA* as a percentage of total sales to 10.4 percent and were cash flow positive on an operating basis.”

ASAT Holdings Limited Reports Q4 and Fiscal 2003 Results

Fiscal 2003 Results

Net revenue for fiscal 2003 was $150.1 million, an increase of 47 percent from $102.4 million in fiscal 2002.

Fiscal 2003 GAAP net loss was $99.1 million or a loss of $0.74 per ADS. This compares with a GAAP net loss of $102.8 million or a loss of $0.77 per ADS in fiscal 2002.

Pro forma net loss for fiscal 2003 was $13.6 million or a loss of $0.10 per ADS compared with a pro forma net loss of $63.5 million or a loss of $0.47 per ADS for fiscal 2002.

EBITDA* for fiscal 2003 was $13.4 million, compared with an EBITDA* loss of $23.6 million in fiscal 2002.

Pro forma net loss for fiscal 2003 excludes a pre-tax $81.8 million non-cash charge for the write off and impairment related to certain fixed assets, a $3.0 million non-cash charge for the write-off of specific inventories that occurred in the first quarter of fiscal 2003, and one-time severance benefits of $713,000 related to headcount reductions taken during the year.

Pro forma net loss for fiscal 2002 excluded specific pre-tax charges for reorganization expenses of $2.3 million; a $4.5 million charge for the write-down of non-recoverable and unutilized costs associated with the former manufacturing site in China; a $4.2 million net loss upon disposal of a land use right associated with this former site in China; a $24.3 million write-off pertaining to assets at ASAT SA in France and a $4.0 million write-down of inventories that all occurred in the second quarter.

Cash at the end of fiscal 2003 was $27.3 million, of which $1.5 million is set aside in restricted cash as a deposit on a lease and management fee arrangement for the Company’s new China facility. Cash available for operations at the end of the fiscal year was $25.8 million, compared with $29.4 million at the end of the previous quarter. Cash usage in the fourth quarter included a semi-annual payment of $6.3 million for interest due on the company’s 12.5 percent senior notes. Excluding this payment, cash during the fourth quarter increased by $2.7 million. Capital expenditures in the fourth quarter were $900,000 compared with $1.5 million in the previous quarter.

Business Update

“In fiscal 2003 we significantly lowered our costs, expanded our technology portfolio and implemented a new business strategy,” said Harry R. Rozakis, chief executive officer of ASAT Holdings Limited. “Our new management team’s commitment to our Peak Performance Initiative and our employees’ dedication helped drive ASAT’s fiscal 2003 growth.

“In the fourth quarter, we continued to strengthen relationships with key customers and secured opportunities with new customers, primarily in the automotive and industrial markets. Demand for our Fine Pitch Ball Grid Array (fpBGA) packages remained strong in the fourth quarter, and our Leadless Plastic Chip Carrier (LPCC) product line continues to be an important element in our end market diversification strategy with increasing demand from non-communications markets.

“The recent qualification of our Thin Array Plastic Package (TAPP) exemplifies our commitment to becoming the unparalleled leader in advanced semiconductor package development. The patented TAPP is the latest addition to our leadless package portfolio. In fiscal 2004, we expect our TAPP to emerge as customer demand increases for smaller form factor, superior performance and higher pin counts.

“Construction of our new China manufacturing facility remains on schedule to be completed in July and ready for production by the end of this calendar year. By moving our manufacturing into China, customers can expect reduced cycle times, higher performance levels and state-of-the-art products. Our new facility will help drive down our manufacturing costs even further and is a key component of our long-term growth strategy,” said Mr. Rozakis.

Outlook and Guidance

“During fiscal 2004, we will continue to execute on our strategy to drive down costs, increase sales and achieve profitability,” said Mr. Rozakis. “Although we expect operating costs to increase slightly in fiscal 2004 due to start-up costs associated with our new China facility, we believe the significant cost-reduction efforts we achieved in fiscal 2003 have positioned us to absorb the increase. We expect our ongoing commitment to our Peak Performance Initiative will help us achieve improved top and bottom line results in fiscal 2004.”

In the first quarter of fiscal 2004, ending July 31, 2003, ASAT expects revenue to increase 8 to 12 percent sequentially and GAAP net loss per ADS to be in the range of $0.03 to $0.05.

Fiscal 2003 Fourth Quarter and Full Year Results Conference Call

ASAT Holdings Limited fiscal 2003 fourth quarter and full year results conference call will be held today, May 29, at 9:00 a.m. ET/6:00 a.m. PT. To participate in the call, dial (773) 756-0675 by 8:50 a.m. ET/5:50 a.m. PT. You will need to reference the pass code: ASAT. A replay of the call will be available until June 13, 2003. To access the replay, dial (402) 998-0469. A webcast of the conference call will be available in the investor relations section of the company’s website at www.asat.com.

About ASAT Holdings Limited

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

Safe Harbor Statement

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for products and services of ASAT Holdings, and technological and development risks. The risks, uncertainties and other factors include, among others, those stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 28, 2002. The projections and forward-looking statements in this release reflect the current belief of ASAT Holdings as of this date. ASAT Holdings undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

ASAT Holdings provides pro forma net income, pro forma net income per share and EBITDA* data as additional information for its operating results. These measures are not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from similar measures used by other companies. ASAT Holdings believes that this presentation of pro forma net income and pro forma net income per share and EBITDA* provides useful information to management and investors regarding certain additional financial and business trends relating to its financial condition and results of operations. In addition, ASAT’s management uses these measures for reviewing the financial results of ASAT Holdings and for budget planning purposes.

For further information, please contact:

Robert Gange	Jim Fanucchi
Chief Financial Officer	Stapleton Communications Inc.
ASAT Holdings Limited	Palo Alto, CA
510-249-1222	650-470-4237
bob_gange@asathk.com	jim@stapleton.com

Revenue Breakdown by Market Segment

	Three Months Ended
	April 30, 2003	Jan. 31, 2003
Market Segment	% of Net Revenues	% of Net Revenues
Communications	61	64
Consumer	16	17
PC/Computing	3	3
Industrial, Automotive & Other	20	16

Revenue Breakdown by Region

	Three Months Ended
	April 30, 2003	Jan. 31, 2003
Region	% of Net Revenues	% of Net Revenues
United States	87	75
Europe	10	22
Asia	3	3

Revenue Breakdown by Customer Type

	Three Months Ended
	April 30, 2003	Jan. 31, 2003
Customer Type	% of Net Revenues	% of Net Revenues
Fabless	51	44
IDM	49	56

Summary financial data follows:

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except share data)

Three Months Ended April 30, 2003, January 31, 2003 and April 30, 2002 and Year Ended April 30, 2003 and 2002

	Three Months Ended			Year Ended
	April 30, 2003 (Unaudited)	January 31, 2003 (Unaudited)	April 30, 2002 (Unaudited)	April 30, 2003 (Unaudited)	April 30, 2002 (Audited)

Net Sales	34,532	39,741	27,775	150,090	102,408
Cost of sales (Note 1)	30,988	35,947	32,568	140,366	132,533

Gross profit (loss)	3,544	3,794	(4,793)	9,724	(30,125)

Operating expenses:
Selling, general and administrative	5,531	5,865	6,943	24,215	30,368
Research and development	1,216	1,269	1,569	5,299	6,437
Reorganization charges	585	—	—	713	2,327
Nonrecoverable & unutilized architectural cost (Note 2)	—	—	—	—	4,500
Impairment of property, plant and equipment (Note 3)	22,618	—	—	81,807	—
Assets written off in relation to ASAT S.A. (Note 4)	—	—	—	—	24,285

Total operating expenses	29,950	7,134	8,512	112,034	67,917

Loss from operations	(26,406)	(3,340)	(13,305)	(102,310)	(98,042)
Other income (expense), net	507	300	(3,481)	1,709	(1,499)
Interest expense:
— amortization of deferred charges	(225)	(233)	(222)	(924)	(905)
— third parties	(3,290)	(3,294)	(3,252)	(12,728)	(13,341)

Loss before income taxes	(29,414)	(6,567)	(20,260)	(114,253)	(113,787)
Income tax benefit	2,322	887	4,388	15,174	10,960

Net Loss	(27,092)	(5,680)	(15,872)	(99,079)	(102,827)

Net loss per ADS:
Basic and diluted:
Net loss	$(0.20)	$(0.04)	$(0.12)	$(0.74)	$(0.77)

Basic and diluted weighted average number of ADS outstanding	133,789,400	133,789,400	133,789,400	133,789,400	133,843,744

Net loss per ordinary share:
Basic and diluted:
Net loss	$(0.04)	$(0.01)	$(0.02)	$(0.15)	$(0.15)

Basic and diluted weighted average number of ordinary shares outstanding	668,947,000	668,947,000	668,947,000	668,947,000	669,218,720

Other data
EBITDA* (Note 5)	3,603	3,591	(3,897)	13,437	(23,627)

Depreciation	6,806	6,931	9,408	30,220	39,303

Note 1:

Includes $450, $364 and nil inventory writedown for the three months ended April 2003, January 2003 and April 2002, respectively. Includes $4,091 and $4,000 inventory writedown for the year ended April 30, 2003 and 2002, respectively.

Note 2:	Specific charge incurred for non-recoverable and unutilized architectural costs associated with a previously planned manufacturing site in Shenzhen, China.

Note 3:	Represents $22,618 non-cash charge for the write-off and impairment related to certain property, plant and equipment in April 2003.

Represents $81,807 non-cash charge for the write-off and impairment related to certain property, plant and equipment for the year year ended April 30, 2003.

Note 4:	Write-off of entire investment in ASAT S.A.

Note 5:

EBITDA* is defined as loss from operations plus depreciation, specific charges and inventory write-down which is considered specific and non-recurring in nature. Specific charges included reorganization charges for severance payment incurred in the cost reduction program, nonrecoverable & unutilized architectural costs in China, investment written off in relations to ASAT S.A. and impairment of property, plant and equipment.

ASAT Holdings Limited

RECONCILIATION OF NET LOSS TO EBITDA*

(USD in thousands)

Three Months Ended April 30, 2003, January 31, 2003 and April 30, 2002 and Year Ended April 30, 2003 and 2002

	Three Months Ended			Year Ended
	April 30, 2003 (Unaudited)	January 31, 2003 (Unaudited)	April 30, 2002 (Unaudited)	April 30, 2003 (Unaudited)	April 30, 2002 (Audited)

Net loss	(27,092)	(5,680)	(15,872)	(99,079)	(102,827)
Adjustments:
Depreciation	6,806	6,931	9,408	30,220	39,303
Interest expense:
— amortization of deferred charges	225	233	222	924	905
— third parties	3,290	3,294	3,252	12,728	13,341
Other (income) expense, net	(507)	(300)	3,481	(1,709)	1,499
Income tax benefit	(2,322)	(887)	(4,388)	(15,174)	(10,960)
Reorganization charges	585	—	—	713	2,327
Impairment of property, plant and equipment	22,618	—	—	81,807	—
Specific and non-recurring nature of inventory write-down	—	—	—	3,007	4,000
Nonrecoverable & unutilized architectural cost	—	—	—	—	4,500
Assets written off in relation to ASAT S.A.	—	—	—	—	24,285

EBITDA*	3,603	3,591	(3,897)	13,437	(23,627)

ASAT Holdings Limited

Consolidated Balance Sheets

(USD in thousands)

As at April 30, 2003 and 2002

	April 30,	April 30,
	2003	2002
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	25,775	34,499
Accounts receivable, net	18,209	14,640
Restricted cash (Note 6)	1,504	—
Inventories	10,383	11,050
Prepaid expenses and other current assets	5,378	5,919

Total current assets	61,249	66,108
Property, plant & equipment, net	100,019	207,123
Assets held for disposal, net	659	—
Deferred charges, net	3,243	4,167

Total assets	165,170	277,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	12,426	9,293
Accrued liabilities	5,940	7,593

Total current liabilities	18,366	16,886
Deferred income taxes	—	15,180
12.5% senior notes due 2006	98,705	98,131
Shareholders’ equity:
Common stock	6,760	6,760
Treasury stock	(71)	(71)
Additional paid-in capital	228,009	228,009
Accumulated other comprehensive income	(20)	3
Accumulated deficits	(186,579)	(87,500)

Total shareholders’ equity	48,099	147,201

Total liabilities & shareholders’ equity	165,170	277,398

Note	6: The restricted cash of $1,504 as of April 30, 2003 represents bank deposit for securing a standby letter of credit with respect to a lease of a manufacturing plant in the People's Republic of China.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By: /s/ Harry Rozakis

        Name: Harry Rozakis

        Title: Chief Executive Officer

Date: June 5, 2003